SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                  Milacron Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


               Common Shares, par value $.01 (the "Common Shares")
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    598709103
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                              TRIAGE Management LLC
                                 491 City Avenue
                                    Suite 526
                              Bala Cynwyd, PA 19004

 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 10, 2004
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  598709103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TRIAGE Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,250,000(1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,250,000(1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,250,000(1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.37%

14.  TYPE OF REPORTING PERSON*

     OO

----------
(1) Shares reported are shares of Common Shares on an as-converted basis (see
Item 1 and Item 3 below). See Item 3 below for a description of the contractual relationship with a third party with respect to 50,000,000 shares of Common Shares (on an as-converted basis).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  598709103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Triage Advisors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,387,500(1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,387,500(1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,387,500(1)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.17%

14.  TYPE OF REPORTING PERSON*

     OO

----------
(1) Shares reported are shares of Common Shares on an as-converted basis (see
Item 1 and Item 3 below). See Item 3 below for a description of the contractual relationship with a third party with respect to 50,000,000 shares of Common Shares (on an as-converted basis).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  598709103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Triage Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,387,500(1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,387,500(1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,387,500(1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.17%

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) Shares reported are shares of Common Shares on an as-converted basis (see
Item 1 and Item 3 below). See Item 3 below for a description of the contractual relationship with a third party with respect to 50,000,000 shares of Common Shares (on an as-converted basis).

CUSIP No.  598709103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Leonid Frenkel

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     PF, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,250,000(1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,250,000(1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,250,000(1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14.  TYPE OF REPORTING PERSON*

     IN, HC

----------
(1) Shares reported are shares of Common Shares on an as-converted basis (see
Item 1 and Item 3 below). See Item 3 below for a description of a contractual relationship with a third party with respect to 50,000,000 shares of Common Shares (on an as-converted basis).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  598709103
           ---------------------

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

     The purpose of this Amendment 1 to Schedule 13D is to clarify the undivided participation interest in Milacron purchased by Triage Offshore Fund, Ltd. pursuant to the Participation Agreement as defined in Item 3 below.

     This statement relates to 500,000 shares of the 6.0% Series B Convertible Preferred Stock (the "Series B Convertible Preferred Stock") issued by Milacron Inc. ("Milacron") to Glencore Finance AG ("Glencore Finance") and Mizuho International plc ("Mizuho International"), respectively, which are immediately convertible into up to 50,000,000 shares of Milacron's common shares, par value $.01 per share (the "Common Shares").

     Among other things, each share of Series B Convertible Preferred Stock (i) has a liquidation preference of $200, (ii) is convertible into 100 shares of Common Shares at a price of $2.00 per share of Common Shares (subject to reset to $1.75 per share of Common Shares as described in further detail below), and
(iii) entitles the holder thereof to vote on all matters put to a vote of stockholders of Milacron, voting together with the holders of Common Shares and existing preferred stock of Milacron as a single class.

     Milacron's principal offices are located at 2090 Florence Avenue, Cincinnati, Ohio 45206.

--------------------------------------------------------------------------------
Item 2. Identity and Background.

     (a)This statement is filed by the entities and persons listed below, all of whom worked together are referred to herein as the "Reporting Persons."

          (i) TRIAGE Management LLC

               TRIAGE Management LLC, a Delaware limited liability company serves as the general partner of Triage Capital Management, L.P. and Triage Capital Management B, L.P., each a Delaware limited partnership as well as an advisor to Triage Advisors, L.L.C. with respect to the Common Shares held by the foregoing entities.

          (ii) Triage Advisors, L.L.C.

               Triage Advisors LLC, a Delaware limited liability company serves as the investment manager of Triage Offshore Fund, Ltd., a Cayman Islands exempted company with respect to the Common Shares held by the foregoing entities.

          (iii) Triage Capital Management B, L.P.

               Triage Capital Management B, L.P. is a Delaware limited partnership.

          (iv) Triage Offshore Fund, Ltd.

               Triage Offshore Fund, Ltd. is a Cayman Islands exempted corporation.

          (v) Leon Frenkel

               Leon Frenkel ("Frenkel"), the managing member of TRIAGE Management LLC and Triage Advisors, L.L.C. with respect to the Common Shares held by Triage Capital Management, L.P., Triage Capital Management B, L.P. and Triage Offshore Fund, Ltd.

     (b) The address of the principal business and principal office of TRIAGE Management LLC, Triage Advisors, L.L.C. and Frenkel is 401 City Avenue, Suite 526 Bala Cynwyd, PA 19004. The address of the principal business office of Triage Offshore Fund, Ltd. is c/o International Fund Administration, Ltd., 48 Par-la-Ville Road, Suite 464, Hamilton, HM11 Bermuda.

     (c) The principal business of Triage Advisors, L.L.C. is to act as the investment manager of Triage Offshore Fund, Ltd. The principal business of TRIAGE Management LLC is to act as the general partner of Triage Capital Management, L.P. and Triage Capital Management B, L.P. and to act as an advisor to Triage Advisors, L.L.C. The principal business of Frenkel is serving as the managing member of Triage Advisors, L.L.C. and TRIAGE Management LLC.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of TRIAGE and Triage Offshore Fund, Ltd. is set forth above. Frenkel is a citizen of the United States.

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

     On March 12, 2004, Milacron, Glencore Finance and Mizuho International entered into a definitive agreement whereby Glencore Finance and Mizuho International provided Milacron with $100,000,000 to be used, among other things, to repay Milacron's 8.375% Notes due March 15, 2004 (the "Refinancing Transaction"). In connection with the Refinancing Transaction, Milacron, Glencore Finance and Mizuho International entered into that certain Note Purchase Agreement (the "Note Purchase Agreement"), pursuant to which: (i) Glencore Finance purchased $21,000,000 in aggregate principal amount of 20% Secured Step-Up Series A Notes (the "Series A Notes") and $49,000,000 in aggregate principal amount of 20% Secured Step-Up Series B Notes due 2007 (the "Series B Notes", and together with the Series A Notes, the "Notes") with funds obtained pursuant to an inter-company loan from Glencore International, and (ii) Mizuho International purchased $9,000,000 in aggregate principal amount of Series A Notes and $21,000,000 in aggregate principal amount of Series B Notes with its investment capital.

     On March 16, 2004, Glencore Finance sold a participation interest in the Series A Notes and the Series B Notes to Triage Offshore Fund, Ltd. pursuant to that certain Participation Agreement (the "Participation Agreement"). The Participation Agreement provides for the sale by Glencore Finance to Triage Offshore Fund, Ltd. of an undivided 17.8571428% participation interest in the Series A Notes and the Series B Notes beneficially owned by Glencore Finance. After the exchange of the Notes described in further detail below, such participation interest is equivalent to 62,500 shares of the Series B Convertible Preferred Stock. Glencore Finance is currently the holder of record with respect to all shares of the Series B Convertible Preferred Stock in which Triage Offshore Fund, Ltd. owns a participation interest(1).

----------

(1) As a result of the Participation Agreement, the Reporting Persons, Glencore Finance and Mizuho International could be deemed a group for purposes of Section 13(d) of the Securities Exchange Act of 1934. In this instance, a group could be deemed to beneficially own 50,000,000 Common Shares of Milacron. The Reporting Persons, however, disclaim the existence of a group.

     On April 15, 2004, Glencore Finance and Mizuho International converted the entire principal amount of the Series A Notes into 15,000,000 shares of Common Shares at a conversion price of $2.00 per share of Common Shares (the "Conversion Stock").

     On June 9, 2004, Milacron received stockholder approval with respect to, among other things, the authorization of additional shares of Common Shares to be issued to the Glenconre Finance and Mizuho International and the issuance of the Series B Convertible Preferred Stock, and satisfied all other conditions precedent to the exchange of the Conversion Stock and the Series B Notes for the Series B Preferred Stock (other than the condition that Milacron escrow proceeds sufficient to satisfy a de minimis outstanding principal amount of 7.625% Guaranteed Bonds due 2005 issued by Milacron Capital Holdings B.V. and guaranteed by Milacron that were not tendered pursuant to a tender offer conducted by Milacron, which condition Glencore Finance and Mizuho International agreed to waive with respect to such de minimis outstanding principal amount pursuant to an amendment to the Note Purchase Agreement). As a result, on June 10, 2004, in accordance with the terms of the Note Purchase Agreement, Milacron
(i) exchanged the Conversion Stock and the Series B Notes for the Series B Convertible Preferred Stock (of which 350,000 shares were issued to Glencore Finance and 150,000 shares were issued to Mizuho International), and (ii) issued 500,000 contingent warrants (of which 350,000 contingent warrants were issued to Glencore Finance and 150,000 warrants were issued to Mizuho International) to purchase 1,000,000 shares of Common Shares pursuant to that certain Contingent Warrant Agreement that was entered into concurrently with the issuance of the Notes, which contingent warrants become exercisable if a test based on Milacron's financial performance for 2005 is not satisfied (the "Contingent Warrants").

     Following exchange of the Conversion Stock and the Series B Notes for the Series B Convertible Preferred Stock, Glenconre Finance and Mizuho International currently collectively own approximately 58.94% of Milacron's fully-diluted outstanding shares of Common Shares (on an as-converted basis), including shares in which Triage Offshore Fund, Ltd. owns a participation interest. Such percentage ownership may increase or decrease depending on, among other things,
(i) if Milacron exercises an option to redeem a portion of the Series B Convertible Preferred Stock with the proceeds from a rights offering to its existing stockholders, the number of rights exercised by such existing shareholders, (ii) whether the conversion price for the Series B Convertible Preferred Stock was reset to $1.75 per share at the end of the second quarter of 2005 if a test based on Milacron's financial performance for 2004 is not satisfied, and (iii) whether the Contingent Warrants are exercised.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     (a-j) The Reporting Persons intend to continue to evaluate Milacron's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors.

     None of the Reporting Persons, except to the extent the foregoing may be deemed a plan or proposal, has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

     (a) TRIAGE Management LLC

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for TRIAGE Management LLC is incorporated herein by reference.

          (c) Not applicable.

          (d) Frenkel is the managing member of TRIAGE Management LLC.

          (e) Not applicable.

     (b) Triage Advisors, L.L.C.

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Triage Advisors L.L.C. is incorporated herein by reference.

          (c) Not applicable.

          (d) Frenkel is the managing member of Triage Advisors L.L.C.

          (e) Not applicable.

     (c) Triage Offshore Fund, Ltd.

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Triage Offshore Fund, Ltd. is incorporated herein by reference. Pursuant to the Participation Agreement, Triage has the right to
     (i) direct Glencore Finance to use commercially reasonable efforts to instruct Milacron in accordance with its written instructions with respect to the voting of all shares of Series B Convertible Preferred Stock beneficially owned by it pursuant to the Participation Agreement, and (ii) subparticipate all or a portion of its interest under the Participation Agreement and has done so with respect to Triage Capital Management, L.P. and Triage Capital Management B, L.P., and, with the consent of Glencore Finance, not to be unreasonably withheld, assign all or a portion of its interest under the Participation Agreement.

          (d) Except as set forth in this Form 13D, Triage Offshore Fund, Ltd., has not effected any transactions in Series B Convertible Preferred Stock or Common Shares during the past sixty days.

          (e) Triage Advisors, L.L.C. is the investment manager of Triage Offshore Fund, Ltd.

     (d) Frenkel

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Frenkel is incorporated herein by reference.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of Milacron, including but not limited to the transfer or voting of any securities of Milacron, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

     There is filed herewith as Exhibit 2 the Participation Agreement.

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TRIAGE Management LLC*

                                            By: /s/ Leonid Frenkel
                                            ---------------------
                                            Leonid Frenkel
                                            Managing Member


                                            Triage Advisors LLC*

                                            By: /s/ Leonid Frenkel
                                            ---------------------
                                            Leonid Frenkel
                                            Managing Member


                                            Triage Offshore Fund, Ltd.*

                                            By: /s/ Leonid Frenkel
                                            -----------------------------
                                            Leonid Frenkel
                                            Director

                                            /s/ Leonid Frenkel*
                                            ---------------------
                                                Leonid Frenkel

Date: June 25, 2004

* The Reporting Persons disclaim beneficial ownership in the Common Shares, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  EXHIBIT INDEX

EXHIBIT 1    Joint Acquisition Statement Pursuant to Section 240.13d1(k)

EXHIBIT 2 Participation Agreement, dated as of March 16, 2004, by and among Glencore Finance AG, as note purchaser, and Triage Offshore Fund, Ltd., as participant

Joint Acquisition Statement
Pursuant to Section 240.13d1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


                                            TRIAGE Management LLC

                                            By: /s/ Leonid Frenkel
                                            ---------------------
                                            Leonid Frenkel
                                            Managing Member


                                            Triage Advisors LLC

                                            By: /s/ Leonid Frenkel
                                            ---------------------
                                            Leonid Frenkel
                                            Managing Member


                                            Triage Offshore Fund, Ltd.*

                                            By: /s/ Leonid Frenkel
                                            -----------------------------
                                            Leonid Frenkel
                                            Director


                                            /s/ Leonid Frenkel*
                                            ---------------------
                                                Leonid Frenkel


Date: June 25, 2004

                                    Exhibit 2

                             Participation Agreement

                             PARTICIPATION AGREEMENT

          PARTICIPATION AGREEMENT (the "Agreement") dated as of March 16, 2004 entered into by TRIAGE OFFSHORE FUND, LTD. (the "Participant") and GLENCORE FINANCE AG ("Glencore"), in its capacity as note purchaser (the "Note Purchaser") under the Note Purchase Agreement (as defined below).

                              W I T N E S S E T H:
                               - - - - - - - - - -

          WHEREAS, the Note Purchaser is a purchaser under that certain Note Purchase Agreement, dated as of March 12, 2004 (as modified or amended from time to time, the "Note Purchase Agreement") among Milacron Inc., as issuer (the "Issuer"), and Glencore and Mizuho International plc ("Mizuho"), as purchasers;

          WHEREAS, the Note Purchaser holds, and has rights with respect to, certain Secured Step-up Series A Notes (the "Series A Notes") and Secured Step-Up Series B Notes (the "Series B Notes", and together with the Series A Notes, the "Notes"), in each case issued by the Issuer pursuant to the Note Purchase Agreement;

          WHEREAS, the Note Purchaser wishes to sell, and Participant wishes to buy, an individual participation interest (a "Participation") in and to a portion of the Series A Notes and the Series B Notes, together with any and all rights with respect to each of which is secured by the collateral referred to in the Note Purchase Agreement (the "Collateral"), and Participant wishes to buy such Participation; and

          WHEREAS, all capitalized terms that are used herein and not otherwise defined shall have the meaning ascribed to each such term in the Note Purchase Agreement.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the Participant and the Note Purchaser agree as follows:

          1. Participation. (a) Subject to receipt by Note Purchaser of the purchase price as agreed between the parties in a separate writing (the "Funding Memorandum"), a copy of which is attached hereto as Exhibit "A", the Note Purchaser hereby sells and transfers to Participant, and Participant hereby buys and accepts from the Note Purchaser, an undivided 17.8571428% participation interest (the "Participant's Pro Rata Share") in the Note Purchaser's interest, as a Note Purchaser, in the Series A Notes and the Series B Notes, respectively, issued pursuant to the Note Purchase Agreement; provided, however, that the amount of indebtedness under the Senior Secured Notes that the Participant acquires on the date hereof shall in no event exceed, in the case of the Series A Notes, USD$3,750,000.00, and, in the case of the Series B Notes, USD$8,750,000.00. The relationship between the Note Purchaser and the Participant shall be that of a seller and purchaser of a property interest and not that of a debtor and creditor. The Participant shall have, to the extent of the Participant's Pro Rata Share, an undivided continuing participation in (a) the Note Purchaser's interest in all Collateral referred to in any documents or instruments delivered pursuant thereto or in connection therewith as security for the Series A Notes and the Series B Notes made thereunder, and (ii) the Guarantee Agreement referred to in the Note Purchase Agreement and corresponding Transaction Documents, and (b) the Note Purchaser's obligations under or in connection with the Series A Notes, the Series B Notes, the Note Purchase Agreement and the Collateral (referred to herein collectively as the "Participation").

          2. Payments. (a) Exhibit "B" hereto sets forth the agreement of the parties hereto on the maximum principal amount of the Participant's participation hereunder, rates of interest thereon and payment of any fees.

          (b) Whenever the Note Purchaser receives a payment of principal, interest or fees (whether directly from the Issuer, under the Guarantee Agreement or from any Collateral), or whenever it makes an application of funds, in connection with the Notes, it will promptly pay over to the Participant the Participant's Pro Rata Share (together with interest on such payment for each day from such receipt of payment (only in the case of the first such day if received by the Note Purchaser by 1:00 p.m. (New York City time) but not remitted to the Participant on the same such payment date) or application of funds until payment is made to the Participant, at the effective overnight Federal Funds Rate, as determined and published by the Federal Reserve Bank of New York), in the kind of funds as received or applied, of such amount, provided that such amounts representing payments of interest shall be calculated at the applicable rate(s) specified in Item 5 of Exhibit "B".

          (c) The Note Purchaser will, promptly upon its receipt of Participant's payment for the Participation hereunder, pay to Participant fees as specified in the Funding Memorandum, if any.

          (d) In calculating the Participant's Pro Rata Share in any such payment determined by the Note Purchaser to be allocable to interest on the Notes with respect to which the Participant has paid the Note Purchaser for the Participation, the Participant's Pro Rata Share in such payment shall be calculated from the date upon which Participant paid to the Note Purchaser the amount of such Participation.

          (e) If any additional fees become payable by the Issuers to the Note Purchasers party to the Note Purchase Agreement in connection with any amendment, waiver or modification in respect of the Note Purchase Agreement or any related documents, and the Participant has elected to consent to such amendment, waiver or modification (as a matter for which it is entitled to give or withhold consent pursuant to Section 4 hereof), the Note Purchaser will promptly upon receipt from the Issuers remit to the Participant its Pro Rata Share of any such fees.

          (f) All of the payments to Participant described in this Section 2 shall be net of any sharing thereof with other Note Purchasers required under the Note Purchase Agreement. Any determination by the Note Purchaser as to the allocation of any payment or application of funds to the Participant's Pro Rata Share or otherwise in respect of the Note Purchase Agreement or any related document shall be final and conclusive absent manifest error. The Note Purchaser agrees to consult with the Participant in good faith regarding any such allocation that the Participant shall reasonably dispute and to provide such information from its records relating to any such allocation as the Participant shall reasonably request.

          (g) All of the payments to Participant described in this Section 2 shall be paid by the Note Purchaser free and clear of any right of set-off, deduction or counterclaim.

          (h) Payments and deliveries to each party hereunder shall be made in accordance with Schedule I hereto.

          (i) If any payment or application of funds described in this Section 2 is rescinded or must otherwise be returned by the Note Purchaser for any reason (with or without an interest charge) after the Note Purchaser has paid the Participant its Pro Rata Share thereof, the Participant will, upon written notice by the Note Purchaser, forthwith pay over to the Note Purchaser its Pro Rata Share of the amount so rescinded, returned or paid by the Note Purchaser, whether such amount constitutes principal, interest, fees or any other amount, together with the Participant's Pro Rata Share of any interest or other amount required to be paid by the Note Purchaser with respect to such amount. If, for any reason, the Note Purchaser makes any payment to the Participant before the Note Purchaser is under an obligation to make such payment to the Participant, and the corresponding payment under the Series A Notes or the Series B Notes, as the case may be, is not received by the Note Purchaser with five business days of such payment to the Participant, the Participant will, upon written notice from the Note Purchaser, promptly return such payment to the Note Purchaser (together with interest on such payment for each date from the making of such payment to the Participant until its return to the Note Purchaser at the effective overnight Federal funds rate, as determined and published by the Federal Reserve Bank of New York).

          3. Representations and Warranties. (a) Glencore represents and warrants to the Participant that Mizuho is the Collateral Agent under the Note Purchase Agreement. In addition, Glencore covenants that it will not amend the Note Purchase Agreement in a manner that is materially adverse to the Participant without the prior written consent of the Participant.

          (b) The Note Purchase Agreement and the Transaction Documents are publicly available documents, and the Participant acknowledges reviewing a copy of the Note Purchase Agreement and all other Transaction Documents. The Participant understands and acknowledges that the Participant shall be subject to the obligations of, and entitled to the benefit of the rights of, the Note Purchaser under the Note Purchase Agreement, subject to, among other things, the terms and conditions set forth in the Intercreditor Agreement.

          (c) The Note Purchaser will not be held to the standard of care of a fiduciary but will exercise the same care in the administration and enforcement of the Note Purchase Agreement and the Transaction Documents if it had retained all of the Notes for its own account, and it shall not be liable for any error in judgment or for any action taken or omitted to be taken by it, except for gross negligence or willful misconduct. Without limitation of the generality of the foregoing, the Note Purchaser (i) may rely on legal counsel (including counsel for the Issuer, the Collateral Agent or any Note Purchaser), independent public accountants and other experts selected or accepted by the Note Purchaser and shall not be liable for any action taken or omitted to be taken in good faith by the Note Purchaser in accordance with the advice of such counsel, accountants or experts, (ii) except as expressly provided herein, makes no warranty or representation (express or implied) and shall not be responsible for any statement, warranty or representation made in connection with the Note Purchase Agreement or any related document or for the financial condition of the Issuer (or the guarantors or other party to the Transaction Documents), (iii) except as expressly provided herein, shall not be responsible for the performance or observance of any of the terms, covenants or conditions of the Note Purchase Agreement or any related document, and shall not have any duty to inspect the property (including the books and records) of the Issuer (or any other party to the Transaction Documents), (iv) except as expressly provided herein, makes no warranty or representation as to, and shall not be responsible for, the due execution, eligibility, validity, enforceability, genuineness, sufficiency or collectability of, or for the filing or recording or otherwise perfecting a security interest in, or taking of any other actions with respect to the Note Purchase Agreement, the Collateral or any related document, (v) shall incur no liability under, or in respect of, the Note Purchase Agreement or any such document by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, telex, telecopy or comparable transmission) reasonably believed by the Note Purchaser to be genuine and signed or sent by the proper party, (vi) shall have no obligation to make any claim, or assert any lien upon, any property held by the Note Purchaser or asset any lien upon, any property held by the Note Purchaser or asset any offset with respect thereto, and (vii) shall not be deemed to be a trustee for the Participant and shall have no duties or obligations hereunder other than those expressly provided for herein.

          (d) The Note Purchaser represents and warrants to the Participant that
(i) as to the Note Purchase Agreement and any presently outstanding amounts under the Notes, the officers of the Note Purchaser primarily responsible for the Note Purchaser's relationship with the Issuer have no actual knowledge (without any duty of investigation) that any event of default (or any event which, with the lapse of time or the giving of notice of both, would constitute an event of default) has occurred and is continuing, or that any payments thereunder are delinquent, and (ii) the Note Purchaser owns the portions of each presently outstanding amount under the Notes which the Note Purchaser proposes to sell to the Participant pursuant to the terms of this Agreement, free and clear of all liens and encumbrances.

          (e) The Participant acknowledges that it has, independently and without reliance upon the Note Purchaser and based on such financial statements and other documents and information as the Participant has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Participant further acknowledges that it will, independently and without reliance upon the Note Purchaser and based on such financial statements, documents and information as Participant shall deem appropriate at the time, continue to make its own credit analysis and decisions in taking or not taking action under this Agreement. Participant further acknowledges that the transfer of the Participation by the Note Purchaser to Participant is irrevocable and without any recourse to the Note Purchaser, except with respect to rights and remedies resulting from breaches of representations, warranties, agreements and covenants expressly provided in this Agreement and is without representation or warranty, whether express or implied, of any kind or character by the Note Purchaser except as expressly provided in this Agreement.

          (f) The Participant represents and warrants that it is not subject to withholding tax on interest payments under this Agreement. The Note Purchaser represents and warrants that it is not subject to U.S. withholding tax on payments under the Note Purchase Agreement.

          (g) Without implying any characterization of the Participation as a "security" within the meaning of any applicable securities laws, Participant represents and warrants that it is acquiring the Participation for investment for its own account and not with a view to, or for resale in connection with, any distribution or public offering of all or any part thereof or of any interest therein in a manner which would violate applicable securities laws; provided, however, that this Section 3 is without prejudice to Participant's rights to effect such resale in accordance with such laws. Participant is an "accredited investor" within the meaning of Section 2(15) of the Act and the rules and regulations promulgated thereunder.

          (h) The Participant represents and warrants that the execution and delivery of this Agreement by or on behalf of Participant, and the purchase and holding of the Participation by or on behalf of Participant, will not involve any prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended. None of the Participation has been purchased by the Participant for or on behalf of one or more employee benefit plans with proceeds which directly or indirectly constitute "plan assets" as defined in ERISA.

          (i) Each party represents and warrants to the other that the Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors' rights.

          4. Requests for Documents; Notices; Consent to Amendments and Modifications; Voting Rights. (a) From and after Participant's written request therefor (a "Request"), the Note Purchaser will, to the extent permitted to do so, furnish to the Participant copies of such documents as the Note Purchaser shall receive pursuant to the Note Purchase Agreement and such other documents as the Participant shall reasonably request, including copies of financial statements received pursuant thereto, provided that the Note Purchaser assumes no responsibility with respect to the due execution, legality, validity, enforceability, genuineness, sufficiency, collectability, accuracy or completeness thereof. Prior to a Request (which shall be irrevocable), the Note Purchaser shall have no obligation to deliver any of the foregoing information or documents to Participant. Notwithstanding any other term of this Agreement to the contrary, the Note Purchaser shall not be required to receive any material non-public information relating to the Participation if the Note Purchaser, in its sole discretion, believes that receiving such information may restrict in any way the ability of the Note Purchaser or any of its affiliates to purchase or sell securities issued by the Issuer or any of their respective affiliates or any claims against or interest in Issuer or any of its affiliates.

          (b) The Note Purchaser will give prompt notice to the Participant of
(i) the occurrence of any Event of Default under the Note Purchase Agreement of which it has actual knowledge or has received written notice thereof, (ii) any change in the perfection or priority of the lien status of the Collateral of which it is aware or has received written notice, (iii) any change in the accrual status for the Notes (unless such disclosure is prohibited by law, regulation or contract) or (iv) any formal request from the Collateral Agent or the Issuer for any amendment, waiver or modification of the terms of the Note Purchase Agreement or any related documents or for a release of any Collateral. The Note Purchaser will provide Participant with a copy of each executed amendment, modification, waiver or release promptly after its receipt by the Note Purchaser, it being understood that except as set forth below, no consent of the Participant shall be required to effect any such amendment, modification, waiver or release. Failure of the Note Purchaser to provide any of the foregoing information shall not result in liability to the Note Purchaser, in the absence of its gross negligence or willful misconduct.

          (c) All restrictions and limitations set forth in the Note Purchase Agreement, the Series A Notes or the Series B Notes, or required therein to be included in this Agreement, are hereby incorporated by reference as if fully set forth herein.

          (d) Subject to such restrictions and limitations, the Participant shall have the right, in its sole discretion, in each instance, to consent to the modification, waiver or release of any of the terms of the Note Purchase Agreement, the Collateral or any related document, to any action or failure to act by the Issuer (or any guarantor, or any other party to the Transaction Documents), and to exercise or refrain from exercising any power or right which the Note Purchaser may have under or in respect of the Note Purchase Agreement, the Collateral or any related document, including, without limitation, the right to enforce the obligations of the Issuer or any other party to the Transaction Documents, in each case in connection with the Participant's Pro Rata Share. The Participant agrees that it will not unreasonably delay in responding to any request for the Participant's consent or direction with respect to the Participant's Pro Rata Share.

          (e) The Note Purchaser acknowledges and agrees that the Participant may exercise conversion and voting rights appurtenant to the Series A Notes and any securities issued in exchange for the Series A Notes and the Series B Notes pursuant to the Note Purchase Agreement by delivery of a written notice to the Note Purchaser describing the action to be taken with respect to the Series A Notes. Unless prohibited by applicable law or the terms of the Note Purchase Agreement or other Transaction Documents, the Note Purchaser agrees to use commercially reasonable efforts to instruct the Issuer in accordance with such written notice.

          5. Reimbursement. (a) The Participant will, within three days of demand, reimburse the Note Purchaser to the extent of the Participant's Pro Rata Share for and against any and all reasonable costs, expenses and disbursements (the "Reimbursable Amounts") which may be incurred or made by the Note Purchaser under the Note Purchase Agreement or in connection with the administration (other than the ordinary administration) and enforcement of the Notes, the Collateral, and any action which may be taken by the Note Purchaser to collect the Notes and any other amounts under the Note Purchase Agreement, for which the Note Purchaser is not reimbursed at any time by or on behalf of the Issuer. This reimbursement obligation shall survive termination of this agreement.

          (b) The Note Purchaser agrees that it will pay to the Participant the Participant's Pro Rata Share of such costs, expenses and disbursements previously reimbursed by Participant to the Note Purchaser that are subsequently recovered from or on behalf of the Issuer.

          6. Collateral. The Participant shall have no interest in any property taken by the Note Purchaser as Collateral for any other loans or extensions of credit made to or for the Issuer by the Note Purchaser, or in any property in the Note Purchaser's possession or control, or in any deposit held or other indebtedness owing by the Note Purchaser, which may be or become Collateral for or otherwise available for payment of the Notes, or payment of any other amounts under the Note Purchase Agreement by reason of the general description of secured obligations contained in any pledge agreement or other agreement or instrument held by the Note Purchaser or by reason of the right of set-off, counterclaim or otherwise, except that if any such property, deposit or indebtedness, or the proceeds thereof, shall be applied in reduction of amounts outstanding under the Note Purchase Agreement or payment of any other amounts under the Note Purchase Agreement, then the Participant shall be entitled to the Participant's Pro Rata Share of such application as determined in accordance with Section 2; provided, however, that the Note Purchaser shall have no obligation to apply any property, deposit or indebtedness, or the proceeds thereof, against the Notes or in payment of any other amounts under the Note Purchase Agreement under any principle of marshaling (which is expressly waived) or otherwise.

          7. Sub-Participations; Assignments. The Participant's Pro Rata Share may be subparticipated provided that such subparticipation does not violate the Securities Act of 1933, as amended (the "Act") and does not alter the direct contractual relationship of the Participant and the Issuers hereunder. The Participant may assign all or a portion of the Participant's Pro Rata Share hereunder with the consent of the Note Purchaser, which consent shall not be unreasonably delayed or withheld.

          8. Confidentiality of Non-Public Information. The Participant agrees, for the benefit of the Note Purchaser and the Issuer, to maintain the confidentiality of all non-public information provided to it by the Note Purchaser in connection with this Agreement and in accordance with the terms of any confidentiality obligation imposed on the Note Purchaser; provided, however, that, to the extent not prohibited by such confidentiality obligation under the Note Purchase Agreement, the Participant may, to the extent required by applicable law, disclose such information (i) upon order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over the Participant, (iii) pursuant to the enforcement of any rights or the exercise of any remedies hereunder or in connection herewith, (iv) to the Participant's certified public accountants, attorneys, agents, advisers and other representatives who have a need for access to such information in rendering their respective professional services, (v) as may be required by applicable law, (vi) to any proposed sub-participant or assignee provided that such proposed sub-participant or assignee has entered into a confidentiality agreement substantially in the form hereof, or (vii) upon such information becoming generally available to the public.

          9. Assignment and Transfer by the Note Purchaser. The Participant acknowledges that in accordance with Article X of the Note Purchase Agreement, the Note Purchaser may assign or transfer all or a portion of its rights and obligations under the Note Purchase Agreement without the consent of the Participant.

          10. Miscellaneous. (a) This Agreement may not be changed orally, shall be binding upon the respective successors and assigns of the parties hereto and shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of law principles thereof.

          (b) The Note Purchaser agrees to verify the accuracy of the records of the Participant respecting principal, interest or fees outstanding in connection with the Notes upon the reasonable request from time to time of the Participant.

          (c) Except as expressly set forth herein, any notice or demand to be given under this Agreement shall be duly and properly given upon receipt if delivered personally or sent by private delivery service or mailed, postage prepaid, to the party entitled to such notice or demand at the address set forth on the signature page hereto, or at such other address as such party may, from time to time, specify to the other party in writing or if sent by telecopy or telex.

          (d) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and shall be binding upon both parties, their successors and assigns.

          (e) Any provision of this Agreement which is prohibited, unenforceability or not authorized pursuant to any applicable law, shall be ineffective to the extent of such prohibition, unenforceability or non-authorization, without invalidating the remaining provisions hereof or affecting the validity, enforceability or legality of such provisions.

          (f) This Agreement, together with any schedules and exhibits hereto, the Funding Memorandum and any documents delivered or executed on or after the Closing Date, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements, understandings or representations pertaining to the subject matter hereof, whether oral or written. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth or incorporated herein.

          (g) Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the courts of the State of New York and of the United States of America sitting in the Southern District of New York, in any action to enforce, interpret or construe any provision of this Agreement or of any other agreement or document delivered in connection with this Agreement, and also hereby irrevocably waives any defense of improper venue or forum non conveniens to any such action brought in either of those courts. Each party further irrevocably agrees that any action to enforce, interpret or construe any provision of this Agreement will be brought only in either of those courts and not in any other court.

Witness the due execution hereof as of the date first above written.

                                            GLENCORE FINANCE AG

                                            By: /s/Steven Isaacs
                                                ----------------


                                                Name:  Steven Isaacs
                                                Title: Division Head

                                            Address for Notices:

                                            Glencore Finance AG
                                            Baarermattstrasse 3
                                            CH-6341 Baar
                                            Switzerland
                                            Attn:  Steven Isaacs

                                            Telephone:  011 41 41 709 2340
                                            Facsimile:  011 41 41 709 2848


                                            TRIAGE OFFSHORE FUND, LTD.

                                            By: /s/ Leon Frenkel
                                                -----------------
                                                Name:  Leon Frenkel
                                                Title: Senior Managing Director

                                            Address for Notices:

                                            Triage Offshore Fund, Ltd.
                                            c/o Triage Advisors LLC
                                            401 City Avenue, Suite 526
                                            Bala Cynwyd, Pennsylvania  19004
                                            Attn:  Jerry Frankel

                                            Telephone:  (610) 668-0681
                                            Facsimile:  (610) 668-1919


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